Exhibit 99.1

Cellectis S.A. to Explore Possible Initial Public Offering of Calyxt, Inc.

NEW YORK--(BUSINESS WIRE)--April 12, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS) today announces that it is exploring the possibility of an initial public offering (IPO) of a minority interest in its plant sciences business, Calyxt, Inc. No decisions have been taken at this point on the structure or timing of any IPO, and no assurance can be given that an IPO will be pursued.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

This press release is being made pursuant to, and in accordance with, Rule 135 under the Securities Act of 1933, as amended. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

CONTACT:
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com